SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

07020082

RECEIVED
2007 JAN -3 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 26, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

dlw 1/4

RECEIVED
2007 JAN -3 P 12:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG
ELECTRONICS

Book Closure for the AGM

- Suspension period: January 1 to 31, 2007
- Record date: December 31, 2006
- The suspension aims to confirm the shareholders on record for the 38th annual general meeting of shareholders.